FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of November, 2022

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated November 3, 2022, announcing that Antamina Selects Gilat for Multimillion-Dollar E-Learning Project.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant)

Dated November 3, 2022	By:	/s/ Doron Kerbel
Doron Kerbel
General Counsel & Company Secretary

Antamina Selects Gilat for Multimillion-Dollar E-Learning Project

Gilat to provide connectivity and services to thousands of students in rural area

Petah Tikva, Israel, November 03, 2022 -- Gilat Satellite Networks Ltd. (Nasdaq: GILT, TASE: GILT), a worldwide leader in satellite networking technology, solutions, and services, announced today that Antamina, one of the largest copper/zinc mines in the world, selected Gilat for a multimillion-dollar e-learning project in the Municipality of San Marcos, a rural area near the Antamina mine in Peru.

Gilat will deploy terrestrial and VSAT backhauling for connectivity and provide services to schools in San Marcos. Through the 4-year project, thousands of students and teachers will gain access to training and educational resources, as well as laptop computers and other connected devices.

“Gilat’s technology and expertise will be used to enable connectivity and e-learning for the benefit of 265 teachers and directors of the 33 primary and secondary educational institutions, as well as more than 3,000 students in the district of San Marcos,” said Manuel Ruiz-Herrera, Senior Health and Education Supervisor at Antamina Mining Company. “Our goal, through articulated work between Antamina, the District Municipality of San Marcos, and the Huari Local Educational Management Unit, is to transform the educational methodology by contributing to the improvement of digital skills of the next generation.”

“We’re very proud to be chosen by Antamina to provide a 4-year e-learning project that includes the implementation and operation of a data center backhauled with terrestrial and satellite communication. While overseeing the entire project, we will provide communications, devices, training, and digital education content," said Arieh Rohrstock, Corporate SVP and General Manager, Gilat Peru. “It’s projects like these that highlight how Gilat's technology and expertise are bridging the digital divide for a better tomorrow.”

About Gilat

Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications.

With over 30 years of experience, we create and deliver deep technology solutions for satellite, ground and new space connectivity and provide comprehensive end-to-end solutions and services, powered by our innovative technology. We believe in the right of all people to be connected and are united in our resolution to provide communication solutions to all reaches of the world.

Delivering high value solutions, our portfolio is comprised of a cloud-based platform and high performance satellite terminals designed to work in harmony with satellite constellations, including Very High Throughput Satellites (VHTS) and Software-Defined Satellites (SDS) in multiple orbits; high performance Satellite On-the-Move (SOTM) antennas; and highly efficient, high-power Solid State Power Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, mobility, cellular backhaul, military, government, and enterprise, all while meeting the most stringent service level requirements. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, risks associated with the outbreak and global spread of the coronavirus (COVID-19) pandemic; changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission. We undertake no obligation to update or revise any forward-looking statements for any reason.

Contact:
Gilat Satellite Networks
Doreet Oren, Senior Director Corporate Communications
DoreetO@gilat.com

EK Global IR
Ehud Helft, Managing Partner
ehud@ekgir.com